Exhibit 4.4

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

The following summary of certain material provisions of HighPeak Energy, Inc.’s (“HighPeak Energy,” the “Company,” “we,” “us” and “our”) common stock (as defined below) and preferred stock does not purport to be complete and is subject to and qualified by reference to our amended and restated certificate of incorporation (our “A&R Charter”), and our bylaws (our “bylaws”). The summary below is also qualified by reference to the provisions of the Delaware General Corporation Law (“DGCL”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Annual Report on Form 10-K.

Our A&R Charter authorizes the issuance of 600,000,000 shares of common stock, par value $0.0001 per share (“HighPeak Energy common stock” or “common stock”) and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Voting Power

Except otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, holders of HighPeak Energy common stock are entitled to one vote for each share held on all matters to be voted on by stockholders, including the election of directors. The Board is divided into three classes, each of which will serve for a term of three (3) years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Dividends

Holders of HighPeak Energy common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the Board in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of HighPeak Energy, the holders of HighPeak Energy common stock will be entitled to receive an equal amount per share of all of HighPeak Energy’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of HighPeak Energy’s creditors and holders of preferred stock, if any, have been satisfied.

Preferred Stock

The A&R Charter provides that shares of preferred stock may be issued from time to time in one or more series. The Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the voting common stock and could have anti-takeover effects. The ability of the Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of HighPeak Energy or the removal of existing management. HighPeak Energy currently has no preferred stock outstanding as of the date of this Annual Report on Form 10-K. Although HighPeak Energy does not currently intend to issue any shares of preferred stock, HighPeak Energy cannot assure you that it will not do so in the future.

Warrants

The Company issued 10,538,183 warrants consisting of (i) 8,976,875 warrants issued pursuant to the Forward Purchase Agreement Amendment and (ii) 1,561,308 warrants issued pursuant to the business combination to holders of Pure’s then outstanding warrants and Pure’s Class A common stock, respectively.  The Company currently has 9,500,174 warrants outstanding.

The Company entered into the Amendment and Assignment to Warrant Agreement (the “Warrant Agreement Amendment”), by and among the Company, Pure and Continental. The Warrant Agreement Amendment assigned the existing Warrant Agreement, dated April 12, 2018, by and among Pure, Pure’s officers and directors and Pure’s Sponsor (the “original warrant agreement”) to the Company, and the Company agreed to perform all applicable obligations under such agreement. In addition, the terms of the Warrant Agreement Amendment, provide for, among other things, the holders of warrants the option to exercise such warrants on a “cashless basis,” in addition to creating an obligation of the Company to issue shares of HighPeak Energy common stock without registration provided that such issuance may be made in reliance on Section 3(a)(9) of the Securities Act. If holders of the warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall be the average reported last sale price of the shares of common stock for the ten (10) trading days ending on the third trading day prior to the date that notice of the exercise is received by Continental. In addition, the Warrant Agreement Amendment eliminated the ability to redeem the outstanding warrants.

In connection with the business combination, HighPeak Energy assumed Pure’s rights and obligations under the original warrant agreement. Each whole warrant entitles the registered holder to purchase one share of HighPeak Energy common stock at a price of $11.50 per share, subject to certain adjustments, at any time commencing on September 21, 2020. Warrants must be exercised for a whole share. The warrants will expire August 21, 2025, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

HighPeak Energy has no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of HighPeak Energy common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to HighPeak Energy satisfying its obligations described below with respect to registration. No warrant will be exercisable for cash or on a cashless basis and HighPeak Energy will not be obligated to issue any shares to holders seeking to exercise their warrants unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will HighPeak Energy be required to net cash settle any warrant.

The original warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least 50% of the then outstanding warrants (including the private placement warrants) to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of HighPeak Energy common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or HighPeak Energy’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of HighPeak Energy common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of HighPeak Energy common stock and any voting rights until they exercise their warrants and receive shares of HighPeak Energy common stock. After the issuance of shares of HighPeak Energy common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrant holders may elect in writing to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of HighPeak Energy common stock outstanding.

No fractional shares of HighPeak Energy common stock will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, HighPeak Energy will, upon exercise, round down to the nearest whole number the number of shares of HighPeak Energy common stock to be issued to the warrant holder.

Certain Anti-Takeover Provisions of Delaware Law

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);
●	an affiliate of an interested stockholder; or
●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●	the Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;
●

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●

on or subsequent to the date of the transaction, the business combination is approved by our Board and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our authorized but unissued common stock and Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Written Consent by Stockholders

HighPeak Energy’s A&R Charter provides that prior to the first date in which the HighPeak Group no longer collectively beneficially owns more than 50% of the outstanding HighPeak Energy voting securities, HighPeak Energy stockholders may take action by written consent of the holders of not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Before such time, any action required or permitted to be taken by HighPeak Energy’s stockholders that is approved in advance by the Board may be effected without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any such action by written consent is taken, then HighPeak Energy will notify its stockholders of the same.

Special Meeting of Stockholders

HighPeak Energy’s bylaws provides that special meetings of its stockholders may be called only by a majority vote of the Board, by HighPeak Energy’s President or by HighPeak Energy’s Chairman.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

HighPeak Energy’s bylaws provide that stockholders seeking to bring business before HighPeak Energy’s annual meeting of stockholders, or to nominate candidates for election as directors at HighPeak Energy’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the Company’s secretary at HighPeak Energy’s principal executive offices not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in HighPeak Energy’s annual proxy statement must comply with the notice periods contained therein. HighPeak Energy’s bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude HighPeak Energy’s stockholders from bringing matters before HighPeak Energy’s annual meeting of stockholders or from making nominations for directors at HighPeak Energy’s annual meeting of stockholders.

Exclusive Forum

The A&R Charter provides that a stockholder bringing a claim subject to the proposed Article 8 of the A&R Charter will be required to bring that claim in the Court of Chancery, subject to the Court of Chancery having personal jurisdiction over the defendants. The forum selection provision is not intended to apply to claims arising under the Securities Act or the Exchange Act. To the extent the provision could be constructed to apply to such claims, there is uncertainty as to whether a court would enforce such provision in connection with such claims. The A&R Charter also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, the provisions of Article 8 of the A&R Charter. Stockholders will not be deemed, by operation of Article 8 of the A&R Charter alone, to have waived claims arising under the federal securities laws and the rules and regulations promulgated thereunder. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the A&R Charter is inapplicable or unenforceable.

If any action the subject matter of which is within the scope of the forum selection provision described in the preceding paragraph is filed in a court other than the Court of Chancery (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum selection provision (an “Foreign Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Foreign Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.